November 25, 2025

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Catalyst/Perini Strategic Income Fund (File Nos. 333-276546 and 811-23928)

Dear Staff:

On behalf of Catalyst/Perini Strategic Income Fund (the “Registrant”), we hereby submit, via electronic filing, Post-Effective Amendment No. 2 (the “Amendment”) to the Registrant’s Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"). This Amendment is filed pursuant to Rule 486(a) promulgated under the Securities Act. The main purpose of this filing is to revise the principal investment strategies and related disclosures for the Catalyst/Perini Strategic Income Fund.

If you have any questions, please contact Andrew Davalla at (216) 566-5706 or the undersigned at (614) 469-3215.

Very truly yours,

/s/ Zeynep Kart

Zeynep Kart